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INVEST IN **RUNNERCITY**

Community Gig-Cooperative Eliminates the Dependency of Greedy Gig-Errand-Delivery Apps

runnercity.com Austin TX Marketplace Mobile Apps Transportation









Featured Investors

Investors include

Raven Johnson **Alok paryani**





Raven Johnson ✔

Syndicate Lead

Invested in <u>RunnerCity</u>

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I support Runner City because it cuts out the greedy middle man and puts money and control back into the hands of those who deserve it most. Runner City shows what is possible when a company believes in its community and supports it wholeheartedly. This will be successful because it has already been proven to work. No fees for requesters, runners, NOR businesses? AND Runner City supports humanitarian efforts on the side? Love this. Love them. Sign me up!

Invested $2,000 this round & $22,000 previously

Highlights

1 In 2021, we raised $250K (Wefunder) & acquired an Angel Investor for $50K to build the MVP.

2   Launched MVP only in Austin 10/24/2022, with 8,000 signups so far, in less than a year, organically.

3   Generated $1 million+ in P2P transactions from our wide range of gig-errand services.

4   30-50 sign ups daily from organic community referrals with little to no marketing spend at all.

5   Expansion rollout to 30 new Texas cities by 2024.

6   Launching first gen mobile app with new AI booking feature enhancing our on-demand experience.

7   Introducing Runner PRO for high level service needs (electricians, plumbers, etc) on-demand.

8   Runners, Businesses, & Customers are never charged fees or commissions, whatsoever. Everyone wins!

Our Team



Andy Kaminski Founder & CEO

Cultivating Community Gig Coopertives



Hugh Olson IV Co-Founder



Alok Paryani Angel Investor & Co-Founder





Raven Johnson Lead Investor (WeFunder) & Co-Founder



Ted Karr Chief Legal Officer



Jonathan Schaefer Angel Investor & Co-Founder



Aaron Schaefer Angel Investor & Co-Founder



Mohamed Ibrahim Chief Technology Officer (Egypt)

Whatever you need, whenever you need it.

Why RunnerCity?

RunnerCity emerged right at the onset of the pandemic shutdown in direct response to the economic challenges faced by the community due to widespread job losses, business closures, and the pressing need for various essential services.

Out of this situation, a new community sprang forth, uniting individuals

Out of this situation, a new community sprang forth, uniting individuals from locally furloughed or unemployed residents, struggling local eateries, students, delivery and rideshare drivers, laborers, and numerous other local enterprises in urgent need of a viable solution.

The outcome was our acclaimed Social Gig Cooperative, where Customers connect with Runners in a peer-to-peer manner to accomplish tasks, all while eliminating the dependency of other apps that impose high fees.

How it works

RunnerCity is a full-service delivery app that offers the following benefits:

- **Customers:** Customers have unlimited access where they can connect to our large fleet Runners and request any services on demand or scheduled. As a customer you will never have the burden to pay any transaction fees, delivery fees, services fees, or any fees whatsoever.

- Runners: Runners have unlimited access to a wide range of gig opportunities. As a Runner you keep 100% of your earnings while working whenever you want.

- Local Businesses: Local restaurants and businesses are never charged commissions or fees. Local businesses gain organic exposure and generate extra revenue through our social community feed where users post photos and positive reviews of their favorite local spots.

We earn revenue via subscriptions and have already facilitated $1 million+ in P2P transactions from our wide range of gig-errand services on our app.

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